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                                                                     EXHIBIT 8.1

                         [LETTERHEAD OF REED SMITH LLP]


                                                       Reed Smith LLP
                                                       435 Sixth Avenue
                                                       Pittsburgh, PA 15219-1886
                                                       412.288.3131
                                                       Fax 412.288.3063


                                August 10, 2006


3F Therapeutics, Inc.
20412 James Bay Circle
Lake Forest, CA  92630


         Re: Merger of Seabiscuit Acquisition Corp. with and into 3F Therapeutics, Inc.

Ladies and Gentlemen:

         You have requested our opinion concerning certain federal income tax consequences of a transaction (the "Merger") in which Seabiscuit Acquisition Corp. ("Seabiscuit"), a wholly owned subsidiary of ATS Medical Inc. ("ATS Medical"), will be merged with and into 3F Therapeutics, Inc. ("3F Therapeutics") with 3F Therapeutics as the surviving corporation. 3F Therapeutics is a Delaware corporation, Seabiscuit is a Delaware corporation, and ATS Medical is a Minnesota corporation. In the Merger, the shareholders of 3F Therapeutics will receive stock of ATS Medical in exchange for their stock in 3F Therapeutics, pursuant to the Agreement and Plan of Merger dated January 23, 2006, as amended (the "Agreement"), as described in more detail below. Seabiscuit was formed for the purpose of engaging in the Merger.

         The Agreement provides that each outstanding share of common stock of 3F Therapeutics (other than those held as treasury stock or by 3F Therapeutics, ATS Medical or any of its subsidiaries) shall be converted in the Merger into the right to receive (i) such number of fully paid and nonassessable shares of ATS Medical common stock equal to the Closing Ratio (as defined in the Agreement) (the "Initial Merger Consideration"), and (ii) as of each Milestone Date (as defined in the Agreement), such number of fully paid and nonassessable shares of ATS Medical common stock as is equal to the Milestone Ratio (as defined in the Agreement) (the "Milestone Consideration", and collectively with the Initial Merger Consideration, the "Merger Consideration"). The aggregate Merger Consideration is subject to adjustment based on the net operating assets of 3F Therapeutics at closing as set forth in the Agreement, and shall not in any event exceed 19,000,000 shares of ATS Medical common stock, subject to adjustment in the event of any stock splits, stock combinations, stock dividends, recapitalizations or other similar transaction in ATS Medical common stock prior to the Effective Time as provided in the Agreement. In addition, the amount of ATS Medical common stock to be issued to the 3F Therapeutic stockholders from the escrow account or as Milestone Consideration is subject to reduction for various breaches and claims under the Agreement.



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         The Initial Merger Consideration will consist of a total of up to
9,000,000 shares of ATS Medical common stock issued to the 3F Therapeutics stockholders upon the completion of the Merger, subject to certain adjustments. Of those shares, a total of 1,400,000 shares will be placed into escrow under the terms of the Agreement and the escrow agreement.

         3F Therapeutics stockholders also will be entitled to receive up to 10,000,000 additional shares of ATS Medical as the Milestone Consideration if 3F Therapeutics achieves certain milestones after closing. If ATS Medical or 3F Therapeutics receives CE-approval or PMA-approval of 3F Therapeutics' aortic heart valve replacement products known as the Enable valve or the Entrata system or any product that is derived from these technologies, then 3F Therapeutics stockholders will receive an additional 5,000,000 shares of ATS Medical common stock upon the achievement of each such milestone, subject to reduction under certain circumstances. In addition, stockholders of 3F Therapeutics will be entitled to receive these additional shares if one or more of these products is transferred by ATS Medical, whether by sale, license or otherwise, in an extraordinary transaction in which the net proceeds of such transfer equal or exceed $35,000,000 and ATS Medical concurrently discontinues its efforts to achieve the milestones related to these products. If the proceeds of such an extraordinary transaction do not exceed $35,000,000, 3F Therapeutics stockholders will be entitled to receive a number of shares of ATS Medical common stock equal to 10,000,000 shares multiplied by a fraction, the numerator of which is the net proceeds of any such extraordinary transaction and the denominator of which is $35,000,000. In the aggregate, no more than 10,000,000 additional shares of ATS Medical may be received as a result of achievement of these milestones. These milestones must be achieved between the closing date and December 31, 2013.

         In rendering our opinion with respect to the Merger, we have reviewed and relied upon the Agreement, attached hereto as an Exhibit, the Form S-4 Registration Statement dated as of April 14, 2006 of ATS Medical with respect to the Merger and the amendments thereto (the "Registration Statement"), and such other documents and instruments as we have deemed necessary for the purposes of this opinion. In addition, we have, at your direction and with your consent, relied upon the following assumptions in connection with rendering this opinion:

         (i) ATS Medical has no plan or intention: (i) to liquidate 3F Therapeutics; (ii) to merge 3F Therapeutics into another corporation; (iii) to sell or otherwise dispose of any shares of stock of 3F Therapeutics, except for transfers and successive transfers to one or more corporations controlled in each transfer by the transferor corporation (within the meaning of Section 368(c) of the Internal Revenue Code of 1986 (the "Code")); or (iv) to cause 3F Therapeutics to sell or otherwise dispose of any of its assets, except for (y) dispositions made in the ordinary course of business consistent with past practice, and (z) transfers and successive transfers to one or more corporations controlled in each transfer by the transferor corporation (within the meaning of Section 368(c) of the Code).

         (ii) Except with respect to open-market purchases of ATS Medical's stock pursuant to a general stock repurchase program of ATS Medical that has not been created or modified in connection with the Merger, neither ATS Medical nor any Person related to ATS Medical within the meaning of Treas. Reg. Sections 1.368-1(e)(3), (e)(4) and (e)(5) has any plan or intention to repurchase, redeem or otherwise acquire any of the stock of ATS Medical issued to the Stockholders pursuant to this



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Agreement following the Merger. Neither ATS Medical nor any such Related Person has acquired any 3F Therapeutics Securities in contemplation of the Merger, or otherwise as part of a plan of which the Merger is a part.

         (iii) Prior to the Merger, ATS Medical will be in control of Seabiscuit, and following the Merger, ATS Medical will be in control of 3F Therapeutics, within the meaning of Section 368(c) of the Code. ATS Medical has no plan or intention to cause 3F Therapeutics, after the Effective Time, to issue additional shares of stock that would result in ATS Medical losing control of 3F Therapeutics within the meaning of Section 368(c) of the Code.

         (iv) Following the Merger, ATS Medical, or a member of its qualified group of corporations (as defined by Treasury Regulation Section 1.368-1(d)(4)(ii)), will continue the historic business of 3F Therapeutics (or will continue at least one significant line of 3F Therapeutics's historic business), or use a significant portion of 3F Therapeutics's historic business assets in a business, in a manner consistent with Treasury Regulation Section 1.368-1(d).

         (v) Neither ATS Medical nor Seabiscuit is an "investment company" as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code.

         (vi) Following the Merger, 3F Therapeutics will hold at least 90 percent of the fair market value of 3F Therapeutics's net assets and at least 70 percent of the fair market value of 3F Therapeutics's gross assets and at least 90 percent of the fair market value of Seabiscuit's net assets and at least 70 percent of the fair market value of Seabiscuit's gross assets held immediately prior to the Effective Time. For purposes of this representation, amounts paid by 3F Therapeutics to any dissenting Stockholders, amounts used by 3F Therapeutics to pay Merger expenses, amounts paid by 3F Therapeutics to redeem stock, securities, warrants or options of 3F Therapeutics as part of any overall plan of which the Merger is a part, and amounts distributed by 3F Therapeutics to the Stockholders (except for any regular, normal dividends) as part of an overall plan of which the Merger is a part, in each case will be treated as constituting assets of 3F Therapeutics immediately prior to the Effective Time.

         This opinion does not address the tax consequences of the Merger applicable to persons who are otherwise subject to special tax treatment, including, without limitation, dealers in securities; banks or other financial institutions; insurance companies; mutual funds; tax exempt organizations; persons who are not residents or citizens of the United States; persons who are subject to the alternative minimum tax provisions of the Code; persons who do not hold their 3F Therapeutics stock as capital assets within the meaning of
Section 1221 of the Code; persons who acquired their 3F Therapeutics common stock in connection with stock option or stock purchase plans or in other compensatory transactions; or persons who hold their 3F Therapeutics stock as part of a hedging, straddle, conversion or other risk reduction transaction. In addition, this opinion does not address the tax consequences under Sections 1045 and 1202 of the Code with respect to shares of "qualified small business stock" (within the meaning of Section 1202 of the Code) or under Section 1244 of the Code with respect to shares of "section 1244 stock" (within the meaning of Section 1244 of the Code).

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         Based upon and subject to the foregoing, and assuming that the Merger will take place as described in the Agreement, we are of the opinion that, for federal income tax purposes:

                (a) the Merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. Assuming the Merger is a reorganization for purposes of the Code, then, subject to the assumptions, limitations and qualifications referred to in the Registration Statement and in this opinion, the Merger will result in the following federal income tax consequences:

                (b) ATS Medical, Seabiscuit Acquisition Corp., and 3F Therapeutics will each be a party to the reorganization within the meaning of
Section 368(b) of the Code.

                (c) No income, gain or loss will be recognized by ATS Medical, Seabiscuit Acquisition Corp., or 3F Therapeutics as a result of the consummation of the Merger.

                (d) 3F Therapeutics stockholders will not recognize any gain or loss upon the receipt of ATS Medical common stock in exchange for their 3F Therapeutics common stock, other than with respect to (i) cash received in lieu of fractional shares of ATS Medical common stock and (ii) shares of ATS Medical common stock that are taxable on receipt as imputed interest income.

                (e) The aggregate basis of the shares of ATS Medical common stock received by a 3F Therapeutics stockholder (including any fractional shares deemed received as described below and the maximum number of shares issuable to the holder from the escrow and upon achievement of one of the post-closing milestones specified in the Agreement, but not including the portion of escrow and milestone shares that are taxable as imputed interest) will (except as described below) be the same as the aggregate basis of the shares of 3F Therapeutics common stock surrendered in exchange therefore, and will be allocated as described below.

                (f) Each 3F Therapeutics stockholder may initially be required to allocate his, her, or its aggregate basis in the surrendered 3F Therapeutics common stock over the maximum number of shares of ATS Medical common stock the stockholder could receive in the Merger (including ATS Medical common stock taxable as imputed interest income). If a 3F Therapeutics stockholder actually receives less than the maximum possible number of shares of ATS Medical common stock, the basis previously allocated to the shares of ATS Medical common stock not received would be reallocated to the shares of ATS Medical common stock actually received (other than those shares of ATS Medical common stock received by the stockholder that are taxable as imputed interest income).

                (g) The holding period of the shares of ATS Medical common stock received by a 3F Therapeutics stockholder in the Merger (other than shares of ATS Medical common stock taxable as imputed interest income) will include the holding period of the shares of 3F Therapeutics common stock surrendered in exchange therefore.

                (h) A portion of the ATS Medical common stock distributed to each 3F Therapeutics stockholder from the escrow or upon the achievement of a milestone (if any) will be taxable on receipt as imputed interest income under the Code. With respect to such ATS Medical common stock, a 3F Therapeutics stockholder will recognize ordinary income, have a holding period for



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the stock that begins on the date of receipt, and have an adjusted basis equal to the amount of income recognized.

                (i) To the extent that a 3F Therapeutics stockholder receives cash in lieu of a fractional share of ATS Medical common stock, the stockholder will be deemed to have received that fractional share in the Merger and then to have received the cash in redemption of that fractional share. The stockholder generally will recognize gain or loss equal to the difference between the cash received and the portion of the stockholder's tax basis in the shares of ATS Medical stock surrendered allocable to that fractional share. This gain or loss generally will be long-term capital gain or loss if the holding period for those shares of 3F Therapeutics stock is more than one year as of the date of the Merger.

         This opinion is expressed as of the date hereof and is based upon the Code, Treasury regulations promulgated thereunder, administrative positions of the Internal Revenue Service (the "Service"), and judicial decisions, all of which are subject to change either prospectively or retroactively. There can be no assurance that changes in the law will not take place which could affect the opinions expressed herein or that contrary positions may not be taken by the Service. We disclaim any undertaking to advise you with respect to any event subsequent to the date hereof.

         The opinions contained herein are limited to those matters expressly covered; no opinion is to be implied in respect of any other matter. We hereby consent to the filing of a copy of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement.


                                             Very truly yours,


                                             /s/ Reed Smith LLP



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